UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*


                      ARCH COMMUNICATIONS GROUP, INC.
------------------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 039381108
                             -----------------
                               (CUSIP Number)

                            Jessica Forbes, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8558
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              February 7, 2000
                       ------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039381108                  13D

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Whippoorwill Associates, Inc.
           13-3595884

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

     OO; WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       6,571,952

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                    6,571,952

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,571,952

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.7%

14  TYPE OF REPORTING PERSON (See Instructions)

          IA, CO

                                SCHEDULE 13D
                                ------------



ITEM 1.     SECURITY AND ISSUER.


            This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Arch Communications Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1800 West Park Drive, Suite 250, Westborough, MA 01581. The Statement amends the Schedule 13D filed by Whippoorwill Associates, Inc. ("Whippoorwill") on June 14, 1999 as amended on June 16, 1999. The information reflected in this Statement is current through February 15, 2000.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.

ITEM 4.     PURPOSE OF TRANSACTION.

            No change.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is amended in its entirety as follows:

            (a) The percentages set forth in this Item 5 are based on (i) the Issuer's representation that as of February 15, 2000 there were 47,263,712 shares of Common Stock outstanding and 3,967,952 shares of Class B Common Stock outstanding and (ii) the Common Stock and Class B Common Stock being a single class (together, the "Common Class"), resulting in there being 51,231,664 shares of the Common Class outstanding. The numbers set forth in this Item 5 have been adjusted to give effect to a one for three reverse split effected by the Issuer on June 28, 1999.

            The Holders, in the aggregate, directly own 5,942,432 shares of Common Stock and 189,616 shares of Class B Common Stock, resulting in direct ownership of 6,132,048 shares of the Common Class representing approximately 12% of the outstanding Common Class. The Holders, in the aggregate, own 1,319,713 Participation Warrants, which are exercisable into 439,904 additional shares of Common Stock. Therefore, the Holders, in the aggregate, beneficially own 6,571,952 shares of the Common Class, representing approximately 12.7% (computed in accordance with Rule 13d-3(d) under the Act) of the outstanding Common Class.

            (b) Although Whippoorwill does not own any of the Common Stock, since Whippoorwill has discretionary authority with respect to the investments of and acts as agents for its clients, Whippoorwill has shared power to vote the 6,571,952 shares of the Common Class beneficially owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in item 2 above.

            (c) Within the last 60 days, Whippoorwill has effected the following transactions for the account of the Holders. All of these transactions were effected through the Nasdaq stock market.

     Date             Amount + Type        Action         Price Per Share
     ----             -------------        ------         ---------------
     12/29/99          5,000 Common        Purchase            5.40
     12/31/99         15,000 Common        Purchase            6.3417
     1/11/00           5,000 Common        Purchase            6.125
     2/4/00          272,000 Class B       Sale                8.97
     2/7/00           60,000 Common        Sale                9.621
     2/7/00          240,000 Class B       Sale                9.621
     2/8/00           50,000 Common        Sale               10.4414
     2/8/00           30,000 Class B       Sale               10.4414
     2/9/00            7,221 Common        Sale                9.4026
     2/9/00          122,779 Class B       Sale                9.4026
     2/10/00          27,000 Common        Sale                9.8681
     2/10/00         108,000 Class B       Sale                9.8681
     2/11/00          53,127 Common        Sale               10.5208
     2/11/00         216,873 Class B       Sale               10.5208
     2/14/00          73,501 Common        Sale               10.7083
     2/14/00          76,499 Class B       Sale               10.7083
     2/15/00          12,000 Common        Sale               10.7083


            (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Class.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No change.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            No change.

                                 SIGNATURES
                                 ----------

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2000



                                WHIPPOORWILL ASSOCIATES, INC.


                                By:  /s/ David A. Strumwasser
                                     --------------------------------------
                                     Name:  David A. Strumwasser
                                     Title:  Managing Director